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SECURITIE[illegible]


07006056

ANNU[illegible]

FO[illegible]

PART III

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SEC FILE NUMBER
8- 21897

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ABEL/NOSER CORP.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Battery Park Plaza 6th Floor
(No. and Street)

New York	NY	10004
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Laurie R. Ben-Amo 646 432-4012
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ERE LLP
(Name – *if individual, state last, first, middle name*)

440 Park Avenue South	5th Floor	New York	NY	10016
(Address)	(City)		(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 0 4 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

4 3/30

OATH OR AFFIRMATION

I, Laurie Ben-Amo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ABEL/NOSER CORP., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Sr. Vice President

Title

Notary Public

NELSON DUNN
Notary Public - State of New York
No. 01DU6107506
Qualified in Westchester County
Commission Expires 04/05/2008



This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Abel/Noser Corp.

Financial Statements and Supplementary Information

December 31, 2006

ABEL/NOSER CORP.
Table of Contents

accountants & advisors

ERE LLP
440 Park Avenue South
New York, NY 10016-8012
Tel: 212.576.1400
Fax: 212.576.1414
www.ere-cpa.com

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Abel/Noser Corp.

We have audited the accompanying statement of financial condition of Abel/Noser Corp., Inc. (the Company) as of December 31, 2006, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Abel/Noser Corp. at December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in supplementary information is presented for purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

ERE LLP

New York, NY
February 26, 2007

ABEL/NOSER CORP.
Statement of Financial Condition
December 31, 2006

ASSETS

Cash	$	925,321
Cash and securities segregated in compliance with federal and other regulations		3,140,042
Receivable from clearing brokers		264,960
Receivables - other (net of allowance for bad debts of $28,632)		384,637
Securities owned:		
Marketable securities, at cost, which equals market value		6,011,931
Securities not readily marketable, at estimated fair value		2,207,706
Property and improvements		1,771,974
Prepaid expenses and other assets		1,184,895
	$	15,891,466

LIABILITIES AND STOCKHOLDERS' EQUITY

Payable to customers	$	3,174,413
Accounts payable, accrued expenses, and other liabilities		1,867,961
Deferred tax liability		183,500
		5,225,874
Commitments and contingent liabilities		
Stockholders' equity		
Capital stock		60,504
Retained earnings		8,715,550
Accumulated other comprehensive income		1,889,538
Total stockholders' equity		10,665,592
	$	15,891,466

The accompanying notes are an integral part of these financial statements

ABEL/NOSER CORP.
Statement of Income
For the Year Ended December 31, 2006

Revenues	
Net commissions	$ 19,698,406
Transaction measurement analyses fees	3,453,788
Interest and dividends	459,588
Other	28,536
	23,640,318
Expenses	
Employee compensation and benefits	11,731,215
Floor brokerage, exchange and clearance fees	3,070,048
Communications and data processing	353,475
Information services	2,283,770
Occupancy and equipment costs	1,300,793
Other operating expenses	2,389,098
	21,128,399
Income before gain on securities and income taxes	2,511,919
Gain on securities	3,063,161
Income before income taxes	5,575,080
Provision for income taxes	474,734
Net income	5,100,346
Other comprehensive income	
Unrealized gain on securities	2,073,038
Income tax related to unrealized gain on securities	(183,500)
Other comprehensive income, net of tax	1,889,538
Comprehensive income	$ 6,989,884

The accompanying notes are an integral part of these financial statements

ABEL/NOSER CORP.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2006

	Capital Stock (1)	Retained Earnings	Accumulated Other Comprehensive Income	Total
Balances at January 1, 2006	$ 60,504	$ 7,454,272		$ 7,514,776
Increases in Stockholders' Equity				
Comprehensive Income				
Net income		5,100,346		5,100,346
Unrealized gain on securities			$ 2,073,038	2,073,038
Less income tax related to unrealized gain on securities			(183,500)	(183,500)
Total increases		5,100,346	1,889,538	6,989,884
Decreases in Stockholders' Equity				
Distributions to shareholders		(3,600,000)		(3,600,000)
Spinoff of assets to ANcerno Ltd.		(239,068)		(239,068)
Total decreases		(3,839,068)		(3,839,068)
Balances at December 31, 2006	$ 60,504	$ 8,715,550	$ 1,889,538	$ 10,665,592

(1) There are 200 shares of common stock without par value authorized; 100 shares are issued and outstanding.

The accompanying notes are an integral part of these financial statements

ABEL/NOSER CORP.
Statement of Cash Flows
For the Year Ended December 31, 2006

OPERATING ACTIVITIES	
Net income	$ 5,100,346
Adjustments to reconcile net income to cash provided from operating activities:	
Depreciation and amortization	592,341
Realized gain on securities	(3,063,161)
Decrease (increase) in operating assets:	
Receivable from clearing brokers	56,025
Receivables - other	246,660
Prepaid expenses and other assets	(403,132)
Increase in operating liabilities:	
Payable to customers	153,043
Accounts payable, accrued expenses, and other liabilities	649,711
Cash provided from operations	3,331,833
INVESTING ACTIVITIES	
Acquisitions of property and improvements	(262,042)
Proceeds of sale of securities	3,304,293
Acquisition of marketable securities	(2,412,015)
Interest earned on U.S. Treasury note segregated in compliance with federal and other regulations	(120,000)
Accrued interest	480
Cash provided from investing activities	510,716
FINANCING ACTIVITIES	
Distribution to shareholders	(3,600,000)
Cash used in financing activities	(3,600,000)
Increase in cash	242,549
Cash - beginning of year	682,772
Cash - end of year	$ 925,321
SUPPLEMENTAL INFORMATION	
Cash paid during the year for income taxes	$ 165,106
SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING ACTIVITIES	
Spinoff of assets to ANcerno Ltd.	$ 239,068
Unrealized gain on securities	$ 2,073,038

The accompanying notes are an integral part of these financial statements

ABEL/NOSER CORP.
Notes to Financial Statements
December 31, 2006

1 - Organization and description of business

Abel/Noser Corp. (the Company) is a New York corporation which commenced operations in October, 1975. The Company is owned equally by two of its officers, Stanley S. Abel and Eugene A. Noser, Jr.

The Company is an institutional discount brokerage firm that specializes in transaction cost analysis, and securities trading services, primarily for institutional clients including investment managers and plan sponsors. The Company is registered with the Securities and Exchange Commission and is a member of the New York Stock Exchange and other regional exchanges, as well as the National Association of Securities Dealers.

On December 31, 2006 the Company completed a spin-off of its transaction cost analysis services division in a tax free transaction to ANcerno, Ltd. In connection therewith, the Company transferred approximately $240,000 of computer and telephone equipment, related proprietary software and the universe of accumulated market data necessary to continue to perform the transaction cost analysis services.

ANcerno Ltd., an entity which is independent of the Company, will continue to provide transaction cost analysis services for the Company as well as for other institutional clients. The Company does not believe that the spin-off will adversely impact the future operations of the Company.

Net commissions generated by one of the Company's customers were $2,900,000 which was 15% of the Company's net commissions.

2 - Significant accounting policies

Cash and Cash Equivalents

For financial statement purposes, the Company considers all highly liquid debt instruments purchased with original maturity of three months or less to be cash equivalents.

Proprietary securities transactions

Marketable securities and United States Treasury Note are recorded at market value. Securities not readily marketable are recorded at their estimated fair value as determined by management.

Net Commissions

Commissions and related clearing expenses are recorded on a trade date basis.

ABEL/NOSER CORP.
Notes to Financial Statements
December 31, 2006

2 - Significant accounting policies (continued)

Depreciation

Furniture and equipment, and telecommunications equipment, are depreciated over seven years, computer hardware is depreciated over five years and software is depreciated over three years using the straight-line method. Leasehold improvements are amortized on a straight-line basis over the lesser of the economic life of the improvement or the remaining life of the lease.

Trademark costs

The Company has secured trademark protection for certain of its proprietary transaction cost analysis products. These costs are being amortized over 15 years. Amortization expense in 2006 was $3,139 and is included in other operating expense.

Income taxes

The Company and its shareholders have elected for the Company to be treated as a Subchapter S Corporation and accordingly it is not subject to federal corporate income taxes. However, the Company is subject to certain New York State Franchise and New York City General Corporation taxes.

Income taxes are accounted for by the asset/liability approach in accordance with FAS-109 (Accounting for Income Taxes). The Company recognizes deferred tax liabilities based upon the temporary differences between the financial statement and income tax bases of assets and liabilities, using currently enacted tax rates.

The tax effect of the temporary differences that generated the current deferred tax liability of $183,500 is the income tax on the recognition of the unrealized gain on the securities not readily marketable.

Deferred Rent

Rent expense is recognized using the straight-line method of the entire lease cost over the term of the lease. The unamortized difference between rent expense incurred and the rent expense paid attributable to rent holidays and scheduled rent increases is included in accounts payable, accrued expenses, and other liabilities in the Statement of Financial Condition.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements. Actual amounts could differ from those estimates.

ABEL/NOSER CORP.
Notes to Financial Statements
December 31, 2006

3 – Cash and securities segregated in compliance with federal and other regulations

Securities and Exchange Commission Rule 15c3-3 requires the Company to maintain on deposit, in a segregated account, the excess of certain customer related credits over the customer related debits. At December 31, 2006 the company had cash of $120,000 and a United States Treasury Note with a market value of $3,020,042 segregated in a special reserve account. The customer credit balances required to be reserved for at December 31, 2006 were as follows:

Refund clients	$ 876,655
Pension clients	489,665
Total	$1,366,320

4 - Receivables - other (net of allowance for bad debts)

This is comprised of the following:

Transaction measurement service fees	$ 326,812
Advances to customers	51,426
Employee and sundry receivables	6,399
Total	$384,637

5 - Marketable securities, at cost, which equals market value

The Company has deposited these funds in the JP Morgan Prime Money Market Select Shares fund.

6 - Securities not readily marketable, at estimated fair value

In March 2006 the New York Stock Exchange, Inc. and Archipelago Holdings, Inc. merged and formed NYSE Group, Inc. (NYSE). The Company, as a member of the New York Stock Exchange, received 84,699 restricted shares of NYSE and a cash dividend of $70,571. The $70,571 is included in Interest and dividends on the Statement of Income.

In May 2006, the Company sold 54,829 shares of NYSE in a secondary offering, for total proceeds of $3,304,293, a gain of $3,063,161.

6 - Securities not readily marketable, at estimated fair value (continued)

At December 31, 2006 the Company had 29,870 NYSE shares, substantially all of which are restricted until March 2009. The shares have a cost basis of $131,368. Management determined the fair market value of these shares to be $2,204,406 and accordingly recorded an unrealized gain of $2,073,038.

At December 31, 2006 the Company held another securities position valued at $3,300.

7 – Property and improvements

This is comprised of the following:

Furniture and fixtures	$ 507,345
Computer equipment and software	1,786,083
Telecommunications equipment	370,142
Leasehold improvements	936,010
	3,599,580
Less - accumulated depreciation and amortization	1,827,606
Fixed assets, net	$ 1,771,974

Depreciation expense in 2006 was $589,202 and is included in occupancy and equipment costs in the Statement of Income.

8 - Prepaid expenses and other assets

This is comprised of the following:

Prepaid licensing fee	$ 677,667
Other prepaid expenses	388,001
Security deposits	78,425
Trademark costs, net of amortization of $6,278	40,802
Total	$1,184,895

The company acquired a 5 year license, commencing in 2007, for the use of order capture, management and execution software. The entire license fee including hardware participation costs totals $677,667. As of December 31, 2006 the Company had paid $470,667 and the balance of $207,000 is recorded as a liability.

9 - Accounts payable, accrued expenses and other liabilities

This is comprised of the following:

Trade payables	$ 576,984
Deferred rent	490,397
Accrued salaries, commissions and bonuses	389,064
Accrued taxes	339,647
Other accrued expenses	71,869
Total	$1,867,961

10 - Net capital requirements

Securities and Exchange Commission Rule 15c3-1 requires the Company to maintain a minimum net capital as adjusted for certain non-allowable assets and discounts. The rule also requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2006, the Company had net capital, as adjusted, of $5,156,591, which was $4,820,433 in excess of the required $336,158. The Company's net capital ratio was .98 to 1.

11 - Commitments and contingent liabilities

In January 2004, the Company entered into a ten year non-cancelable lease effective February 11, 2004 for new office space. Rent payments commenced in February 2005. The lease requires the following minimum annual payments:

2007-2009	$ 465,000
2010-2014	$ 516,000
2015	$ 86,000

The lease is subject to periodic escalation charges. The Company has an option to extend the lease for an additional five year term. Rent expense in 2006 was $463,160 and is included in the occupancy and equipment costs line in the Statement of Income.

12 – Concentration of Credit Risk

The Company maintains various bank and money market accounts that, at times, may exceed the maximum FDIC limit of $100,000 per bank. The Company has not

12 – Concentration of Credit Risk (continued)

experienced any losses on such accounts, and believes it is not exposed to any significant credit risk with respect to such balances.

13 - Retirement savings plan

All employees of the Company are eligible to participate in the Abel/Noser Corp. Voluntary Retirement Savings Plan, which is a 401(k) pretax salary reduction plan with no matching contributions by the employer.

14 - Off Balance - Sheet Credit Risk

In the normal course of business the Company's customer and correspondent clearance activities involve the execution and settlement of various customer securities transactions. These activities may expose the Company to off balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on a delivery versus payment, cash or margin basis. In delivery versus payment transactions, the Company is exposed to risk of loss in the event of the customers' or brokers' inability to meet the terms of their contracts. In the event the customers or brokers fail to satisfy their obligations, the Company may be required to purchase or sell securities at prevailing market prices in order to fulfill the obligations. The Company's exposure to credit risk can be directly impacted by volatile securities markets which may impair the ability of counterparties to satisfy their contractual obligations. The Company seeks to control its credit risk through a variety of reporting and control procedures. The company has historically maintained credit policies which are more stringent than regulatory guidelines.

Certain activities of the Company involve the execution and clearance of customer securities transactions through clearing brokers. These activities may expose the Company to risk in the event a customer is unable to fulfill its contractual obligations, since, pursuant to the clearing agreement, the Company has agreed to indemnify its clearing broker, without limit, for losses sustained by the clearing broker from the clients introduced by the Company; However, the transactions are collateralized by the underlying securities, thereby reducing the risk to changes in the market value of the securities through the settlement date. As a result of the settlement of these transactions, there were no amounts to be indemnified at December 31, 2006.

SUPPLEMENTARY INFORMATION

ABEL/NOSER CORP.
Supplementary Schedules
For the Year Ended December 31, 2006

Employee compensation and benefits		
Salaries		
Trading department	$	2,340,354
Sales department		4,268,258
Computer department		1,899,971
Administrative and compliance		1,305,625
Officers		1,000,000
		10,814,208
Payroll taxes and employee fringe benefits		
Trading department		479,742
Medical benefits		437,265
		917,007
	$	11,731,215

Other operating expenses		
Trading department		
Travel and meals	$	100,037
Sales department		
Travel and meals		589,059
Dues, subscriptions and other		105,488
General administrative		
Travel and meals		72,676
Office supplies		96,699
Charitable contributions		32,543
Professional fees		329,495
Other		314,704
Settlement with former employee		745,258
	$	2,385,959

SUPPLEMENTARY INFORMATION PURSUANT TO RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2006

accountants & advisors

ERE LLP
440 Park Avenue South
New York, NY 10016-8012
Tel: 212.576.1400
Fax: 212.576.1414
www.ere-cpa.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

Board of Directors
Abel/Noser Corp.

In planning and performing our audit of the financial statements of Abel/Noser Corp., Inc. (the Company), as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e).

2. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial

statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identity any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

ERE LLP

New York, NY
February 26, 2007

ABEL/NOSER CORP.
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
As of December 31, 2006

NET CAPITAL		
Total stockholders' equity		$ 10,665,592
Adjustments to stockholders' equity not allowable for Net Capital		
Unrealized gain on securities		(2,073,038)
Deferred tax liability		183,500
Stockholders' equity allowable for Net Capital		8,776,054
Deductions and/or charges: Non-allowable assets		
Property and improvements	$ 1,771,974	
Receivables - other	384,637	
Prepaid expenses and other assets	1,184,895	
Securities not readily marketable, at cost	134,668	
Other	400	3,476,574
Net capital before haircuts on securities positions		5,299,480
Haircuts on securities positions		142,889
Net capital		$ 5,156,591
AGGREGATE INDEBTEDNESS		
Customer credits payable		$ 3,174,413
Accounts payable, accrued expenses, and other liabilities		1,867,961
Total aggregate indebtedness		$ 5,042,374
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required, at 6 2/3% of aggregate indebtedness		$ 336,158
Minimum net capital requirement for Broker/Dealers under the S.E.C. Uniform Net Capital Rule		$ 250,000
Greater of the two minimum requirement amounts above		$ 336,158
Net capital		$ 5,156,591
Excess Net Capital		$ 4,820,433
Ratio: Aggregate indebtedness to net capital		.98 to 1

No material differences exist between the above computation of net capital and the computation included in the Company's unaudited Focus Report, Form X-17-A-5, Part II filing.

ABEL/NOSER CORP.
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of The Securities And Exchange Commission
As of December 31, 2006

CREDIT BALANCES	
Customer credits payable to refund and pension clients - December 31, 2006	$ 1,366,320
Total credit items	1,366,320
DEBIT BALANCES	None
Excess of total credits over total debits	$ 1,366,320
RESERVE COMPUTATION	
Required reserve balance	$ 1,366,320
Amount held on deposit in Special Reserve accounts at December 31, 2006	3,140,042
Excess of reserve accounts over required reserve	$ 1,773,722

The Company computes its reserve requirements weekly and covers its deposit requirements by no later than one hour after the opening of banking business on the second business day following the determination.

No material differences exist between the above computation and the computation included in the Company's unaudited Focus Report, Form X-17A-5, Part II filing.

END